PROSPECTUS Dated March 29, 1995                   Pricing Supplement No. 41 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 33-57833
Dated March 29, 1995                                    Dated February 9, 1996
                                                                Rule 424(b)(3)


                           Morgan Stanley Group Inc.
                      GLOBAL MEDIUM-TERM NOTES, SERIES D
             Euro Nikkei 300 Senior Bearer Notes Due March 1, 1999


   The Global Medium-Term Notes, Series D (Euro Nikkei 300 Senior Bearer Notes Due March 1, 1999) of Morgan Stanley Group Inc. (the "Company") as described in this Pricing Supplement (the "Notes) will mature on the Maturity Date and will not pay interest prior to the Maturity Date. The Notes will not be redeemable at the option of Morgan Stanley Group Inc. prior to the Maturity Date other than under the circumstances described under "Description of Notes - Tax Redemption" in the accompanying Prospectus Supplement.

   The Notes will be issued only in bearer form, which form is further described under "Description of Notes - Forms, Denomination, Exchange and Transfer" in the accompanying Prospectus Supplement. Notes in bearer form will not be exchangeable at any time for Notes in registered form at the option of the holder.

   The Notes are issued in minimum denominations of Italian lire ("LIT") 100,000,000 per Note. On the Maturity Date the holder of a Note will have the right to receive the principal amount of such Note multiplied by the sum of (a) 112% (the "Base Percentage") plus (b) the Supplemental Redemption Percentage (as defined herein). The Supplemental Redemption Percentage will be the sum of the Nikkei Appreciation Percentages (as defined herein) for three Calculation Periods (as defined herein). The Nikkei Appreciation Percentage for any Calculation Period will be the excess over 5% of the amount by which (A) the Average Nikkei Value for such Calculation Period exceeds (B) the Starting Nikkei Value for such Calculation Period, expressed as a percentage of such Starting Nikkei Value. The Nikkei Appreciation Percentage for any Calculation Period cannot be less than zero. The Average Nikkei Value for any Calculation Period will be the arithmetic average of the values of the Nikkei Stock Index 300 (the "Nikkei 300") for each Nikkei Determination Day (as defined herein) in such Calculation Period, and the Starting Nikkei Value will be the value of the Nikkei 300 on the Starting Date for such Calculation Period. The Calculation Periods will be the periods (i) from and including anuary 1, 1997 to and including
anuary 31, 1997 ("Calculation Period I"),
(ii) from and including
anuary 1, 1998 to and including
anuary 31, 1998
("Calculation Period II") and (iii) from and including anuary 1, 1999 to and including anuary 31, 1999 ("Calculation Period III"). The Starting
Dates for Calculation Periods I, II and III will be February 9, 1996, February 7, 1997, and February 6, 1998, respectively, or if any such date is not a Nikkei Determination Day, the immediately succeeding Nikkei Determination Day.

   Due to the method of calculation, the Notes will not be subject to currency risk related to fluctuations in the Italian lire value of the Nikkei 300, which is quoted in apanese Yen.

   The Notes are further described below and in the Prospectus Supplement under "Description of Notes -- Notes Exchangeable to Commodity Prices, Equity Indices or Other Factors."

   An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-2 and PS-3 herein.

   Application has been made to list the Notes on the London Stock Exchange Limited (the "London Stock Exchange"). It is not possible to know whether the Notes will trade in the secondary market or if such market will be liquid or illiquid.

Principal Amount:..............  LIT 10,000,000,000

Maturity Date:.................  March 1, 1999

Specified Currency:............  Italian lire ("LIT")

Issue Price:...................  100%

Settlement Date (Original Issue  March 1, 1996
 Date):

Common Code...................   6403875

ISIN..........................   X50064038754

Senior Note or Subordinated
 Note: ........................  Senior Note

Minimum Denominations:.........  LIT 100,000,000

Calculation Agent:.............  Morgan Stanley & Co. International Limited

Trustee:.......................  Chemical Bank (London branch)

Nikkei Value:..................  For any Nikkei Determination Day, the closing value (afternoon session) of the Nikkei Stock Index 300 (the "Nikkei 300") calculated and published by Nihon Keizai Shimbun, Inc. ("NKS"), except as described under "Discontinuance of the Nikkei 300; Adjustments to the Index" below. See "The Nikkei Stock Index 300" below.

Nikkei Determination Day:......  A day on which the Tokyo Stock Exchange (the
                                 "TSE") and the Osaka Securities Exchange (the "OSE") are each open for business and on which a Market Disruption Event has not occurred. See "Market Disruption Event" below.

Supplemental Redemption          The sum of the Nikkei Appreciation
 Percentage:                     Percentages for each of the three Calculation
                                 Periods.  The Supplemental Redemption
                                 Percentage cannot be less than zero.  The
                                 Supplemental Redemption Percentage may be expressed by the following formula:


                                                                                                                             _
                       _                                                                                                       |
                      |                                                                                                        |
Supplemental          |     The sum for the                                     --              Starting Nikkei                |
Redemption            |     three Calculation     Average Nikkei Value for                      Value for such                 |
Percentage        =   |     Periods of:           such Calculation Period                       Calculation Period   --   5%   |
                      |                           _________________________________________________________________            |
                      |                                                        Starting Nikkei                                 |
                      |                                                        Value for such                                 _|
                      |_                                                       Calculation Period



Nikkei Appreciation Percentages: For any Calculation Period means the excess over 5% of the amount by which (A) the Average Nikkei Value for such Calculation Period exceeds (B) the Starting Nikkei Value for such Calculation Period, expressed as a percentage of such Starting Nikkei Value. The Nikkei Appreciation Percentage for any Calculation Period cannot be less than zero.

Average Nikkei Value:..........  For any Calculation Period means the arithmetic average of the Nikkei Values for each Nikkei Determination Day in such Calculation Period.

Starting Nikkei Value:.........  For any Calculation Period means the Nikkei
                                 Value on the Starting Date for such
                                 Calculation Period.

Calculation Periods:...........  The periods (i) from and including anuary 1,
                                 1997 to and including
anuary 31, 1997
                                 ("Calculation Period I"), (ii) from and
                                 including
anuary 1, 1998 to and including

anuary 31, 1998 ("Calculation Period II"),
                                 and (iii) from and including
anuary 1, 1999
                                 to and including
anuary 31, 1999
                                 ("Calculation Period III").

Starting Dates:................  The starting dates for Calculation Periods I,
                                 II and III will be February 9, 1996, February 7, 1997 and February 6, 1998, respectively, or if any such date is not a Nikkei Determination Day, the immediately succeeding Nikkei Determination Day.

Risk Factors:..................  An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security.

                                 The Base Percentage is less than that which would be payable on a conventional fixed-rate debt security having the same maturity date as the Notes and issued by the Company on the Original Issue Date.

                                 There can be no assurance as to how the Notes will trade in the secondary market or whether such market will be liquid or illiquid. The market value for the Notes will be affected by a number of factors independent of the creditworthiness of the Company and the value of the Nikkei 300, including, but not limited to, the volatility of the Nikkei 300, the time remaining to the maturity of the Notes and market interest rates in Italy and apan.
                                 In addition, the value of the Nikkei 300 depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The historical experience of the Nikkei 300 should not be taken as an indication of its future performance during the term of any Note.

                                 The underlying stocks that constitute the Nikkei 300 have been issued by apanese
                                 companies. Investments in securities indexed to the value of apanese equity securities
                                 involve certain risks associated with the

apanese securities markets, including the
                                 risks of volatility in such markets,
                                 government intervention in such markets, cross-shareholdings in apanese companies, a
                                 lack of public information about
apanese
                                 companies and accounting and financial
                                 standards that differ from those applicable to certain companies in the United States, the United Kingdom or Italy.

                                 Securities prices in
apan are subject to
                                 political, economic, financial and social factors that apply in apan.  These factors
                                 could negatively affect the
apanese
                                 securities markets.  Moreover, the
apanese
                                 economy may differ favorably or unfavorably from economies in the United States, the United Kingdom or Italy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

                                 The stocks underlying the Nikkei 300 are traded on the TSE. The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuation resulting from order imbalances. As a result, variations in the Nikkei 300 may be limited by price limitations on, or by suspension of trading in, individual stocks which comprise the Nikkei 300 which may, in turn, adversely affect the amount of the Supplemental Redemption Percentage.

                                 Because the Calculation Agent is an
                                 affiliate of the Company, potential
                                 conflicts of interest may exist between
                                 the Calculation Agent and the holders of the Notes, including with respect to certain adjustments to the value of the Nikkei 300 or any Successor Index (as defined below) that may influence the determination of the Supplemental Redemption Percentage. See "Market Disruption Event" and "Discontinuance of the Nikkei 300; Adjustments to the Index" below.

                                 NKS is under no obligation to continue the calculation or dissemination of the Nikkei
                                 300.  In the event that NKS or any Third
                                 Party (as defined below) discontinues or suspends calculation or publication of the Nikkei 300 or that the calculation of the Nikkei 300 is changed in a material respect, the Calculation Agent may calculate a stock average comparable to the Nikkei 300 and the Nikkei Value shall be calculated based on such comparable index. See "Market Disruption Event" and "Discontinuance of the Nikkei 300; Adjustments to the Index" below. The Company, the Calculation Agent and the Trustee disclaim all responsibility for the calculation or other maintenance of or any adjustments to the Nikkei 300 or any Successor Index.

                                 Upon the occurrence of certain events
                                 described under "Discontinuance of the
                                 Nikkei 300;  Adjustments to the Index," a
                                 Successor Index (which will also relate to the trading of equity securities in apan)
                                 will be substituted for the Nikkei 300 as the basis of the calculation of the Nikkei Value. In the event that a Successor Index is substituted for the Nikkei 300, no assurance can be given as to whether the Supplemental Redemption Percentage calculated on the basis of such Successor Index will be more than, less than or equal to the Supplemental Redemption Percentage that would have been calculated had such substitution not occurred.

                                 Although this Pricing Supplement sets forth procedures for making adjustments to the calculation of the Supplemental Redemption Percentage under certain circumstances, a discontinuance of the publication of the Nikkei 300 or an adjustment to its method of calculation may adversely affect the value of the Notes.

                                 The Nikkei 300 does not reflect the payment of dividends on the stocks underlying it and therefore the yield to maturity of the Notes based on the Nikkei 300 will not produce the same yield as if such underlying stocks were purchased and held for a similar period. Furthermore, an investment in the underlying stocks would, unlike the calculation of the Supplemental Redemption Percentage with respect to the Notes, be affected by fluctuations in the exchange rate between the apanese Yen and Italian lire.

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" in the
                                 accompanying Prospectus Supplement.

The Nikkei Stock Index 300:....  All information regarding the Nikkei 300 set forth herein, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information.

                                 Characteristics

                                 The Nikkei 300 is an index calculated,
                                 published and disseminated by Nihon Keizai
                                 Shimbun, Inc. ("NKS").  The Nikkei 300
                                 measures the composite price performance of stocks of 300
apanese companies.  All 300
                                 stocks are listed in the first section of the TSE (the "First Section"). Stocks in the First Section are among the most actively traded stocks on the TSE. Publication of the Nikkei 300 began on October 8, 1993, although NKS had calculated values for the Nikkei 300 since October 1, 1982.

                                 Calculation of the Nikkei 300

                                 The Nikkei 300 is calculated by (i)
                                 multiplying the per share price of each stock included in the Nikkei 300 by the number of outstanding shares (excluding shares held by the apanese Government), (ii) calculating
                                 the sum of all these products (such sum being hereinafter the "Aggregate Market Price"),
                                 (iii) dividing the Aggregate Market Price by the Base Aggregate Market Price (i.e., the Aggregate Market Price as of October 1, 1982, as calculated by NKS) and (iv) multiplying the result by 100. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire Nikkei 300 than will movements in share prices of companies with relatively smaller market capitalization.

                                 Underlying Stocks and Selection

                                 The 300 stocks included in the Nikkei 300
                                 (the "Underlying Stocks") were selected from a reference group of stocks which were selected by excluding stocks listed in the First Section of the TSE that have relatively low market liquidity or extremely poor financial results. The Underlying Stocks were selected from this reference group by
                                 (i) selecting from the remaining stocks in this reference group the stocks with the largest aggregate market value in each of 36 industrial sectors and (ii) selecting additional stocks (with priority within each industrial sector given to the stock with the largest aggregate market value) so that the selection ratios (i.e., the ratio of the aggregate market value of the included stocks to that of the stocks in the reference group) with respect to all 36 industrial sectors will be nearly equal as possible and the total number of companies with stocks included in the Nikkei 300 will be 300. A list of the issuers of the 300 stocks constituting the Nikkei 300 is available from the Nikkei Economic Electronic Databank System (NEEDS) and from the Stock Market Indices Data Book (supplement) published by NKS.

                                 Deletion and Addition Rules

                                 The Nikkei 300 will be reviewed annually by NKS in order to maintain continuity in the level. The Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules ("Deletion/Addition
                                 Rules"). Deletion/Addition Rules provide generally for the deletion of a stock from the Nikkei 300 if such stock is no longer included in the reference group or if the aggregate market value of such stock is low relative to other stocks in the relevant industrial sector. Stocks deleted pursuant to the Deletion/Addition Rules will be replaced by stocks included in the reference group that have relatively high aggregate market values. In addition, stocks may be added or deleted from time to time for extraordinary reasons.

                                 No Relationship With NKS

                                 The use of and reference to the Nikkei 300 in connection with the Notes has been consented to by NKS, the publisher of the Nikkei 300. All rights to the Nikkei 300 are owned by NKS. The Company, the Calculation Agent and the Trustee disclaim all responsibility for the calculation or other maintenance of or any adjustments to the Nikkei 300. In addition, NKS has no relationship to the Company or the Notes; it does not sponsor, endorse, authorize, sell or promote the Notes, and has no obligation or liability in connection with the administration, marketing or trading of the Notes or with the calculation of the value of the Nikkei Value for any Nikkei Determination Day or the Supplementary Redemption Percentage.

                                 The following table sets forth the high and low daily closing values of the Nikkei 300 for each quarter, in the period from anuary
                                 1, 1991 through February 12, 1996, as
                                 published and/or calculated by NKS. All historical data presented in the following table relating to periods prior to October 8, 1993 (the day NKS commenced the daily calculation and public dissemination of the Nikkei 300) are presented as if the Nikkei 300 had existed during such periods, based on the Underlying Stocks contained in the Nikkei 300 as of October 8, 1993, and such closing levels have been calculated hypothetically on the same basis that the Nikkei 300 is calculated. All historical data presented in the following table relating to periods after October 8, 1993 are based on actual data from the Nikkei 300. The historical experience of the Nikkei 300 should not be taken as an indication of its future performance, and no assurance can be given as to the level of the Nikkei 300 as of the relevant Nikkei Determination Days.


                                 Daily Closing Values in
apanese Yen
                         -----------------------------------------------------
                                                                     End of
                            High                  Low                Quarter
                         -----------       -------------       ---------------
1991:
  1st Quarter.........     361.85               296.58               347.60
  2nd Quarter.........     356.65               315.19               315.19
  3rd Quarter.........     325.92               286.55               322.64
  4th Quarter.........     331.72               286.40               300.23

1992:
  1st Quarter.........     310.39               250.00               254.18
  2nd Quarter.........     255.87               222.44               226.03
  3rd Quarter.........     253.45               201.29               235.83
  4th Quarter.........     245.25               221.35               237.58

1993:
  1st Quarter.........     267.53               226.73               262.94
  2nd Quarter.........     302.53               270.89               283.39
  3rd Quarter.........     306.38               284.41               293.04
  4th Quarter.........     305.49               249.64               265.04

1994:
  1st Quarter.........     304.25               265.04               285.73
  2nd Quarter.........     311.71               285.21               304.62
  3rd Quarter.........     306.28               285.27               288.39
  4th Quarter.........     294.18               272.67               287.17

1995:
  1st Quarter.........     287.17               228.05               241.99
  2nd Quarter.........     251.26               222.26               223.09
  3rd Quarter.........     277.47               222.97               269.72
  4th Quarter.........     297.64               259.53               296.33

1996:
  1st Quarter.........     307.98               292.58               302.65
(through February 12, 1996



Market Disruption Event:       "Market Disruption Event" means the occurrence
                               or existence of either of the following events on a Nikkei Determination Day as determined by the Calculation Agent:

                                       (i) a suspension, material limitation
                                 or absence of trading on the TSE of 20% or more in number of the Stocks which then comprise the Nikkei 300 (or a Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of trading on the TSE; or

                                       (ii) the suspension or material
                                 limitation on the Singapore International
                                 Monetary Exchange Ltd. (the "SIMEX"), the OSE or any other major securities market of trading in futures or options contracts related to the Nikkei 300 (or any Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of trading on such market.

                               For purposes of determining whether a Market
                               Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant future or options contract will not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts on the Nikkei 300 or such Successor Index by the TSE, the OSE or other major securities market by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in futures or options contracts related to the Nikkei 300 or such Successor Index and (4) an "absence of trading" on the SIMEX, OSE or a major securities market on which futures or options contracts related to the Nikkei 300 or any Successor Index are traded will not include any time when the SIMEX, OSE or such securities market, as the case may be, itself is closed for trading under ordinary circumstances.

                               If a Market Disruption Event occurs on a day that would otherwise be a Nikkei Determination Day during any Calculation Period, the Nikkei Value, if any, that would otherwise be determined on such day will not be included in the calculation of the Average Nikkei Value for such Calculation Period. If a Market Disruption Event occurs on each day during a Calculation Period, the average Nikkei Value for such Calculation Period will be deemed to be zero.

Discontinuance of the Nikkei   If the Nikkei 300 is not published by NKS
 300; Adjustments to the       but is published by another person not
 Index:                        affiliated with the Company and acceptable
                               to the Company (a "Third Party"), then the Nikkei Value for any date thereafter will be determined based on the closing level of the Nikkei 300 as published by such Third
                               Party.

                               If the NKS or any Third Party discontinues publication of the Nikkei 300 and publishes a successor or substitute index that the Company determines, in its sole discretion, to be comparable to the Nikkei 300 (any such index being referred to hereinafter as a "Successor Index"), then, upon the Company's notification of such determination to the Trustee and the Calculation Agent, the Calculation Agent will substitute the Successor Index as calculated by the NKS or such Third Party for the Nikkei 300 in determining Nikkei Values and whether there has occured a Market Disruption Event on any date thereafter. Upon any selection by the Company of a Successor Index, the Company shall cause notice thereof to be given to holders of the Notes in the manner set forth under the caption "Notices" in the accompanying Prospectus Supplement."

                               If NKS or any Third Party discontinues
                               publication of the Nikkei 300 or any Successor Index, the Calculation Agent will determine Nikkei Values and whether there has occurred a Market Disruption Event on any date thereafter based on the formula and method used in calculating the Nikkei 300 or any Successor Index as in effect on the date such index was last published. The Company will cause notice of each such Nikkei Value to be published not less than once each month in the Financial Times (or another newspaper of general circulation), and arrange for information with respect to such values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Nikkei 300 or any Successor Index may adversely affect trading in the Notes.

                               If the NKS or any Third Party makes a material change in the formula for, or the method of calculating, the Nikkei 300 or any Successor Index (except for changes in the Underlying Stocks made in accordance with the then-current rules for such index), the Calculation Agent shall determine Nikkei Values and whether a Market Disruption Event has occurred on any date thereafter using the formula and method of calculating the Nikkei 300 or any Successor Index as in effect prior to such change or modification.

Use of Proceeds and Hedging:   The net proceeds to be received by the Company
                               from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes.


During the course of the Tokyo trading day that occurred on the date of this Pricing Supplement (and, with respect to hedging transaction on the Chicago Mercantile Exchange (the "CME"), the Chicago trading day that occurred on the day prior to the date of this Pricing Supplement), the Company, through its affiliates, hedged its anticipated exposure in connection with the Notes by taking position in (i) futures contracts listed on the SIMEX, OSE and the CME linked to the Nikkei 300, (ii) futures contracts on the Euroyen and Eurolire deposit rates and/or (iii) interest rate swap contracts. Such hedging was carried out in a manner designed to minimize any impact on the prices of the Underlying Stocks. Although the Company has no reason to believe that its hedging activity had such an impact, there can be no assurance that the Company did not affect the prices of the Underlying Stocks as a result of its hedging activities. The Company, through its affiliates, expects to modify its hedge position throughout the life of the Notes by purchasing and selling the securities and instruments listed above and other available securities and instruments, including, without limitation, options contracts listed on the SIMEX or the OSE linked to the Nikkei 300, and the component stocks of the Nikkei 300.

                       ____________________________

The Agent has agreed that (i) it has not offered or sold and will not offer or sell any such Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part IV of the Financial Services Act 1986 (the "Act") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Act; (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of such Notes, other than any document which consists of or any part of listing particulars, supplementary listing particulars, or any other document required or permitted to be published by the listing rules under Part IV of the Act, to a person who is of a kind described in article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such documents may otherwise lawfully be issued or passed on.

Capitalized terms not defined above have the meanings given to such terms in the accompanying Prospectus Supplement.


                             MORGAN STANLEY & CO.
                                International